August 16, 2007

Mail Stop 4561

Steven Vestergaard
Chief Executive Officer and President
Destiny Media Technologies, Inc.
1055 West Hastings Street, Suite 1040
Vancouver, British Columbia V6E 2E9, CANADA

            RE: Destiny Media Technologies, Inc.
            Amendment 1 to Form SB-2
            Filed August 6, 2007
            File number 333-143060

            Form 10-QSB for the three months ended May 31, 2007
            Filed July 16, 2007
            File number 0-28259

Dear Mr. Vestergaard:

        We have reviewed the above amendment and filing and have the following comments in their regard.

Amendment 1 to Form SB-2
Selling Stockholders, Page 15

  1. Footnotes to your selling shareholder table indicate that Destiny Media issued securities to various selling shareholders as directed by Bryant Park Capital. Disclose the relationship between Bryant Park Capital and these various shareholders. For example, are some of the individual selling shareholders employees of Bryant Park Capital? Explain the relationship between Axiom Capital and Bryant Park Capital as well as BPC Group Holdings LLC and Bryant Park Capital.

Form 10-QSB
Item 3. Controls and Procedures, page 12

2. With respect to your Item 308(c) disclosure, you continued to use the term "no significant changes" with regard to your internal controls even after we specifically requested in our comment 9 of our letter of June 25, 2007 that you use the term "materially affected" rather than "significantly affected" in your discussion. Please advise or revise.

    Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. You may also contact me at (202) 551-3730 should you require further assistance.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

CC: L. K. Larry Yen
        Clark Wilson LLP
        Suite 800 – 885 West Georgia Street
        Vancouver, British Columbia, CANADA V6C 3H1
        Facsimile number: (604) 687-6314